CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

RECEIVED
OCT 31

06018000

24 October 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Comment on A.M. Best	19/10/2006

Yours faithfully,

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

Pramila Bharj

Enc.

REG-Catlin Group Limited Comment on A.M. Best
Released: 19/10/2006

RNS Number:7492K
Catlin Group Limited
19 October 2006

CATLIN COMMENTS ON A.M. BEST'S DECISION
TO REVIEW SUBSIDIARIES' RATINGS

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the international speciality property/casualty insurer and reinsurer, is surprised by the decision of A.M. Best Company to place the financial strength and issuer credit ratings of Catlin Insurance Company Limited and other Catlin Group companies under review with negative implications.

A.M. Best in its announcement attributed the review to concerns relating to Catlin's consolidated catastrophe exposure and the likely future impact of major events on risk-adjusted capitalisation.

Catlin believes that such concerns are unwarranted. During the past year, Catlin has strengthened its financial security and made the Group more resilient in the event of a major catastrophe. The Group has reduced by one-third its exposure to natural catastrophe risk compared with a year earlier. Catlin has also further diversified its already balanced underwriting portfolio to increase the amount of non-catastrophe related risk it writes. It has increased the Group's capital by approximately US$65 million through a placement of new common shares. Catlin's strong first half 2006 underwriting performance produced net income of US$147.3 million and a combined ratio of 84.7%.

Stephen Catlin, chief executive of Catlin Group Limited, said:

"We are puzzled by A.M. Best's decision to place the ratings of Catlin Group companies under review, especially in the light of our performance and achievements during 2006. Catlin is widely regarded as having a conservative underwriting philosophy and strong focus on all aspects of risk management. We will concentrate our efforts to engage in constructive communication with A.M. Best to alleviate any concerns Best may have regarding Catlin's catastrophe exposures."

Catlin Insurance Company Ltd (Catlin Bermuda) and Catlin Insurance Company (UK) Limited (Catlin UK) have financial strength ratings of 'A' (Excellent) and issue credit ratings of 'a' from A.M. Best. Catlin Group Limited has an issuer credit rating of 'bbb' from A.M. Best.

Lloyd's Syndicate 2003 (the Catlin Syndicate) has an 'A' (Excellent) Lloyd's Syndicate Rating, which is not under review by A.M. Best.

- ends -

For more information contact:

Media Relations:

James Burcke,	Tel:	+44 (0)20 7458 5710
Head of Communications, London	Mobile:	+44 (0)7958 767 738
	E-mail:	james.burcke@catlin.com
Liz Morley, Maitland	Tel:	+44 (0)20 7379 5151
	E-mail:	emorley@maitland.co.uk

Investor Relations:

William Spurgin, Head of Investor Relations, London	Tel:	+44 (0)20 7458 5726

Mobile: +44 (0)7710 314 365
E-mail: william.spurgin@catlin.com

Notes to editors:

1. Catlin Group Limited, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of $1.4 billion in 2005. Catlin shares are traded on the London Stock Exchange (ticker symbol: CGL). More information about Catlin can be found at www.catlin.com.

2. Catlin operates four underwriting platforms:

- The Catlin Syndicate at Lloyd's of London (Syndicate 2003), which is one of the largest syndicates at Lloyd's based on 2006 premium capacity of £450 million. It is a recognised leader of numerous classes of specialty insurance and reinsurance.

- Catlin Bermuda (Catlin Insurance Company Ltd.), which underwrites property treaty and casualty treaty reinsurance and property and casualty insurance.

- Catlin UK (Catlin Insurance Company (UK) Ltd.), which specialises in underwriting commercial non-life insurance for UK clients. It also writes other classes of business written by the Catlin Syndicate.

- Catlin US, which encompasses all of Catlin's operations in the United States. Catlin US includes Catlin Insurance Company Inc., an admitted US insurer which will commence operations soon, along with underwriting offices in Atlanta, New York, Houston, New Orleans and San Francisco. Catlin US has also announced plans to establish a non-admitted insurer in the United States.

The Catlin Syndicate, Catlin Bermuda and Catlin UK have financial strength ratings of 'A' (Excellent) from A.M. Best Company. Catlin Bermuda and Catlin UK have insurance financial strength ratings of 'A-' (Strong) from Standard & Poor's; the Catlin Syndicate has a Lloyd's Syndicate Assessment of '4-' (Low Dependency) from Standard & Poor's.

3. Catlin also operates offices worldwide which allow Catlin underwriters to work closely with local policyholders and brokers. The offices are located in Canada (Toronto and Calgary), Australia (Sydney), Singapore, Malaysia (Kuala Lumpur), Hong Kong, Germany (Cologne), Belgium (Antwerp) and Guernsey. Catlin UK has regional offices in Glasgow, Leeds, Derby, Birmingham, Watford and Tonbridge.

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